SUB-ITEM 77C


Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Investment Grade Defined Opportunity Trust Inc. was held on March 27, 2015, for the purpose of considering and voting upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors


Nominees		Votes For	Votes Withheld
Robert D. Agdern 	9,334,574 		185,863
Eileen A. Kamerick	9,326,969 		193,468
Riordan Roett		9,288,765 		231,672

At May 31, 2015, in addition to Robert D. Agdern, Eileen A. Kamerick and Riordan Roett, the other Directors of the Fund were as follows:

Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Kenneth D. Fuller
Leslie H. Gelb
William R. Hutchinson